Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 (dollars in thousands except per share amounts):

	2006		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$20,812	$20,812	$22,030	$22,030	$17,767	$17,767
Weighted average shares outstanding	60,369,558	60,369,558	60,054,059	60,054,059	57,278,329	57,278,329
Effect of dilutive securities	—	703,933	—	782,152	—	849,903
Adjusted weighted average shares outstanding	60,369,558	61,073,491	60,054,059	60,836,211	57,278,329	58,128,232
Earning per share	$0.34	$0.34	$0.37	$0.36	$0.31	$0.31